EXHIBIT 99.1

Golar LNG Limited and Stonepeak Infrastructure Partners to Sell 100% of Hygo Energy Transition Ltd. to New Fortress Energy

January 13, 2021 – Golar LNG Limited (Nasdaq: GLNG) (“GLNG”) today announced that it and Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak Infrastructure Partners (“Stonepeak”) have entered into a definitive agreement and plan of merger to sell 100% of Hygo Energy Transition Ltd. (“Hygo”) to New Fortress Energy Inc. (Nasdaq: NFE) (“NFE”).

Hygo, a gas to power and downstream LNG distribution company, is owned 50% by each of GLNG and by funds and other entities managed by Stonepeak.

Under the terms of the merger agreement, NFE will acquire all of the outstanding shares of Hygo for 31.4 million shares of NFE Class A common stock and $580 million in cash. The transaction values Hygo at an enterprise value of $3.1 billion and an equity value of $2.18 billion. Pursuant to the transaction, GLNG will receive 18.6 million shares of NFE Class A common stock and $50 million in cash, and Stonepeak will receive 12.7 million shares of NFE Class A common stock and $530 million in cash, which includes a cash settlement of its preferred equity tranche of $180 million. As part of the transaction, GLNG and Stonepeak have entered into customary lock-up provisions in relation to the stock consideration they will receive. Completion of the transaction is subject to the receipt of certain approvals and third-party consents and the satisfaction of other customary closing conditions, and is expected to occur in the first half of 2021.

In addition, NFE has today also announced that it will acquire 100% of the common units and general partner units of Golar LNG Partners LP (Nasdaq: GMLP) (“GMLP”) at a price of $3.55 per unit. GLNG holds 30.8% of the issued and outstanding common units in GMLP.  In connection with the acquisition, GMLP’s incentive distribution rights will be cancelled. GMLP’s 8.75% Series A Cumulative Redeemable Preferred Units will remain outstanding.  The transaction is valued at a $1.9 billion enterprise value and $251 million equity value. GMLP’s Board of Directors, acting upon the recommendation of the independent committee of GMLP, unanimously approved the proposed transaction with NFE. The closing of the transaction is subject to the approval by the holders of a majority of GMLP’s outstanding common units, the receipt of certain regulatory approvals and third party consents and other customary closing conditions, and is expected to occur in the first half of 2021. GLNG has entered into a support agreement with NFE committing to vote its approximately 30.8% interest in GMLP’s common units in favor of the transaction.

Commenting on today’s transaction, Tor Olav Trøim, Chairman of Hygo and GLNG said: “We at GLNG are very proud of Hygo’s achievements in building a leading Brazilian LNG to Power business, and we believe its combination with NFE will allow the business to further strengthen its footprint and accelerate its vision to deliver low carbon energy solutions globally. We are also pleased with the monetization of our interests in GMLP, which has been announced separately today.”

“The transactions announced today represent an important step in the strategy of Golar LNG – namely to realize value from its portfolio and simplifying the corporate structure of Golar.”

Goldman Sachs International and Citi are acting as financial advisors to Hygo, and Vinson & Elkins L.L.P. is acting as Hygo’s legal advisor. Baker Botts L.L.P. is acting as legal advisor to Golar LNG.

About Golar LNG

Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have now been completed for a larger newbuild FLNG solution. Golar is also collaborating with another industry leader to investigate solutions for the floating production of blue and green ammonia as well as carbon reduction in LNG production.

About New Fortress Energy

New Fortress Energy is a global energy infrastructure company founded to help accelerate the world’s transition to clean energy. The company funds, builds and operates natural gas infrastructure and logistics to rapidly deliver fully integrated, turnkey energy solutions that enable economic growth, enhance environmental stewardship and transform local industries and communities.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended).  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include statements relating to the proposed Hygo and GMLP transactions, the expected benefits of the transactions, the timing of the closings thereof the application of proceeds therefrom and other statements that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE, Hygo or GMLP is subject; (ii) the risk that the proposed Hygo and GMLP transactions may not be completed in a timely manner or at all; (iii) GMLP’s ability to receive, on a timely basis or otherwise, the required approval of the proposed GMLP transaction by GMLP’s common unitholders; (iv) the possibility that competing offers or acquisition proposals for GMLP will be made; (v) the possibility that any or all of the various conditions to the consummation of the Hygo and GMLP transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (vi) other risk factors identified herein or from time to time in Golar LNG’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of Golar LNG’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
January 13, 2021
Enquiries:
Golar Management Limited: + 44 207 063 7900
Iain Ross - CEO
Karl Fredrik Staubo - CFO
Stuart Buchanan - Head of Investor Relations